UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

LEARNING TREE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

522015106

(CUSIP Number)

Brian J. McCarthy, Esq.

Skadden, Arps, Slate, Meagher & Flom, LLP

300 South Grand Avenue, Suite 3400

Los Angeles, CA 90071

(213) 687-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. David C. Collins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,382,205

	8.	Shared Voting Power 2,635,382

	9.	Sole Dispositive Power 1,382,205

	10.	Shared Dispositive Power 2,635,382

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,195,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. Mary C. Collins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 177,640

	8.	Shared Voting Power 2,635,382

	9.	Sole Dispositive Power 177,640

	10.	Shared Dispositive Power 2,635,382

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,195,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. DCMA Holdings, LP, Tax ID # 95-4731724

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,837,141

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,837,141

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,837,141

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. The Adventures in Learning Foundation, formerly known as The Pegasus Foundation, Tax ID # 95-4834973

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 238,323

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 238,323

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 238,323

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. The Collins Family Foundation, Tax ID # 95-4618828

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 289,918

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 289,918

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,918

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) CO

This filing amends Schedule 13D filed October 6, 2000 (the “Original Filing”), regarding the common stock, $.0001 par value (the “Common Stock”), of Learning Tree International, Inc., a Delaware corporation (the “Company”), as amended by Schedule 13D/A filed February 20, 2003 (“Amendment 1”), as amended by Schedule 13D/A filed February 8, 2005 (“Amendment 2”), as amended by Schedule 13D/A filed October 16, 2006 (“Amendment 3”), as amended by Schedule 13D/A filed September 14, 2012  (“Amendment 4”), as amended by Schedule 13D/A filed December 28, 2012 (“Amendment 5”), as amended by Schedule 13D/A filed January 31, 2013 (“Amendment 6”), and as further amended by Schedule 13D/A filed February 25, 2013 (“Amendment 7” and, collectively, with the Original Filing, Amendment 1, Amendment 2, Amendment 3, Amendment  4, Amendment 5, and Amendment 6, the “Prior Filings”).  The Prior Filings are hereby amended as set forth below.  References should be made to the Prior Filings for additional information.  Terms with initial capital letters not defined in this Amendment No. 8 are used with the meanings assigned to them in the Prior Filings.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On December 27, 2012, Dr. David C. Collins submitted to the Company a Notice of Nomination of Directors for the 2013 Annual Meeting, nominating each of Dr. David C. Collins, Eric R. Garen, and Dr. Henri Hodara (the “Nominees”) for election to the Board as Class III directors at the 2013 Annual Meeting and requesting that the Nominating Committee consider naming each of them to the Company’s slate of director nominees to be elected at the 2013 Annual Meeting. Dr. Collins has been informed that the Nominees have been selected as the Company’s Class III director nominees.

Also on December 27, 2012, Dr. Collins submitted a Notice of New Stockholder Business for the 2013 Annual Meeting (the “Notice of New Stockholder Business”) notifying the Company of his intent to bring before the 2013 Annual Meeting certain resolutions for approval and adoption by the stockholders of the Company. The proposed resolutions provided that stockholders would (i) amend the Company’s Bylaws to permit stockholders beneficially owning at least 20% in amount of the entire capital stock of the Company issued and outstanding, and entitled to vote, to call special meetings of the Company’s stockholders; (ii) repeal any non-stockholder approved provision of the Company’s Bylaws in effect at the time of the 2013 Annual Meeting that was not included in the Company’s Bylaws as publicly filed with the Securities and Exchange Commission prior to December 21, 2012; and (iii) request that the Board facilitate the declassification of the Board.

On February 25, 2013, the Board adopted an amendment to Article II, Section 3 of the Company’s Bylaws to permit stockholders who, individually or collectively, own at least 20% of all issued and outstanding shares of common stock of the Company to call a special meeting of stockholders (the “Amendment”). The Amendment became immediately effective on February 25, 2013. The Board also indicated to Dr. Collins that it would review the  possible declassification of the Board and consider it at a later date.

Accordingly, Dr. Collins has withdrawn the proposals contained in the Notice of New Stockholder Business.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2013

/s/ David C. Collins
David C. Collins

/s/ Mary C. Collins
Mary C. Collins

DCMA HOLDINGS, L.P.

	By	/s/ Mary C. Collins
Mary C. Collins
Its General Partner

THE ADVENTURES IN LEARNING FOUNDATION

	By	/s/ David C. Collins
David C. Collins
Its Trustee

THE COLLINS FAMILY FOUNDATION

	By	/s/ Mary C. Collins
Mary C. Collins
Its President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)